Exhibit 99.1

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2016 and 2015

Independent Auditor’s Report	F-2
Statements of comprehensive income	F-3
Statements of financial position	F-4
Statements of changes in equity	F-5
Cash flow statements	F-6
Notes to the financial statements	F-7

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Independent Auditor’s Report

Board of Directors

RSPRINT Powered by Materialise NV

3583 Paal (Beringen)

Belgium

We have audited the accompanying financial statements of RSPRINT Powered by Materialise NV, which comprise the statement of financial position as of December 31, 2016 and the related statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSPRINT Powered by Materialise NV as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BDO Bedrijfsrevisoren Burg. CVBA

On behalf of it,

Bert Kegels

/s/ Bert Kegels

Zaventem, Belgium

June 30, 2017

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Statements of comprehensive income

		For the year ended December 31
in 000€	Notes	2016	2015
Revenue	11.1	684	213
Raw materials and consumables		(493)	(211)
Services and other goods	11.2	(1,341)	(1,171)
Employee benefits	11.4	(363)	(245)
Depreciation and amortization		(34)	(8)
Other operating expenses		(1)	—
Other income	11.3	334	242
Operating loss		(1,214)	(1,180)
Financial expenses		—	—
Financial income		6	—
Loss before taxes		(1,208)	(1,180)
Income taxes	11.5	—	—
Net loss for the year and comprehensive loss		(1,208)	(1,180)

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Statements of financial position

		December 31		January 1
in 000 €	Notes	2016	2015	2015
Assets
Non-current assets
Property, plant & equipment	4	133	151	21
Other non-current assets	5	53	27	—
Total non-current assets		186	178	21
Current assets
Inventories	6	76	5	12
Trade receivables	7	326	33	5
Other current assets	5	1,155	1,573	3,124
Cash and cash equivalents	8	86	517	222
Total current assets		1,643	2,128	3,363
Total assets		1,829	2,306	3,384
Equity and liabilities
Equity	9
Share capital		4,000	4,000	4,000
Accumulated deficit		(3,289)	(2,081)	(901)
Total Equity		711	1,919	3,099
Current liabilities
Trade payables and accruals	7	1,007	356	279
Deferred income		41	—	—
Employee benefit liabilities		70	31	6
Total current liabilities		1,118	387	285
Total equity and liabilities		1,829	2,306	3,384

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Statements of changes in equity

in 000 €	Notes	Share capital	Accumulated deficit	Total equity
At January 1, 2016		4,000	(2,081)	1,919
Net loss for the year and total comprehensive loss		—	(1,208)	(1,208)
At December 31, 2016	9	4,000	(3,289)	711
At January 1, 2015		4,000	(901)	3,099
Net loss for the year and total comprehensive loss		—	(1,180)	(1,180)
At December 31, 2015	9	4,000	(2,081)	1,919

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Cash flow statements

		For the year ended December 31
in 000€	Notes	2016	2015
Operating activities
Net loss for the year		(1,208)	(1,180)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	4	34	8
Working capital adjustment
Increase in trade receivables and other (non) current assets	5/7	(401)	(4)
Decrease (increase) in inventories	6	(71)	7
Increase in trade payables and accruals, employee benefit liabilities and deferred income	7	731	102
Net cash flow from operating activities		(915)	(1,067)
Investing activities
Purchase of property, plant & equipment	4	(16)	(138)
Net cash flow used in investing activities		(16)	(138)
Financing activities
Contribution unpaid capital	9/5	500	1,500
Net cash flow from (used in) financing activities		500	1,500
Net increase of cash & cash equivalents
Cash & cash equivalents at beginning of the year	8	517	222
Cash & cash equivalents at end of the year	8	86	517

The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Notes to the financial statements

1	Corporate information

RSPRINT Powered by Materialise NV is a limited liability company with its registered office at De Weven 7, 3583 Paal, Belgium. The financial statements comprise only RSPRINT Powered by Materialise NV (the “Company”).

The Company is a joint venture between Materialise NV and RSScan International NV (the “Shareholders”) and has as commercial brandname “Phits”. The Company develops 3D printed insoles which is the beginning of a revolution in footwear and orthopedics, a field where 3D printing offers limitless possibilities in the mass production of completely personalized products, and can enable a shift towards analysis and patient care.

The financial statements of the Company for the year ended December 31, 2016 were approved and authorized for issue on June 30, 2017 in accordance with a resolution of the Board of Directors of the Company (the “Board of Directors”).

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2	Basis of preparation

The financial statements of the Company for the years ended December 31, 2016 and 2015 are the first annual financial statements that were prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”).

These financial statements have been prepared on a historical cost basis.

The financial statements are presented in thousands of euros (K€ or thousands of €) and all “currency” values are rounded to the nearest thousand (€000), except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgment and estimates have been made in preparing the financial statements and their effect are disclosed in Note 3.

First time adoption

These financial statements have been prepared in accordance with IFRS. The Company has applied IFRS 1, “First-time Adoption of International Financial Reporting Standards,” in preparing these financial statements.

The previously prepared financial statements for the years ending December 31, 2014 and 2015 are in accordance with Belgian accounting principles (“Belgian GAAP”). In preparing its opening IFRS statement of financial position at January 1, 2015, the Company has adjusted the amounts reported previously in financial statements prepared with Belgian GAAP. An explanation of how the transition from Belgian GAAP to IFRS has affected the Company’s financial position and financial performance is set out in Note 16.

Going concern

The Company has experienced net losses and significant cash used in operating activities since its inception. As of December 31, 2016, the Company had an accumulated deficit of K€(3,289), a loss for the year of K€(1,208) and net cash provided by operating activities of K€(915).

Despite the Company having an accumulated deficit in the amount of K€(3,289) as of December 31, 2016, the Board of Directors, supported by the Shareholders, is of the opinion that the financial statements can be prepared assuming the Company will continue as a going concern.

The Company’s existing 2017–2020 business plan presents a break-even EBITDA (earnings before interest, tax, depreciation and amortization) for the year 2017 and positive EBITDA for the years 2018 to 2020. The business plan is based on the further development of the current business model and does not take into account important collaboration agreements with third parties, which are currently being negotiated. These collaboration agreements are expected to have a further positive impact on the business plan. However, the business plan is based on a number of assumptions and estimates and is subject to uncertainties and contingencies.

As at December 31, 2016, the Company had cash and cash equivalents in the amount of K€86. In the event that additional cash resources would be required for the Company to continue operating for the next 12 months, the Company expects to be able to benefit from the flexibility of the Shareholders in relation to the Company’s obligations under its trade payables with the Shareholders. In addition, the Company expects to be able to rely on the execution of research and development projects with the Shareholders as subcontractors to align outgoing cash flow of such projects with incoming cash flow from trade receivables payments. Also, in the course of 2017 part of the remaining unpaid capital was contributed by Shareholders for a total amount of K€800.

The future viability of the Company is dependent on its ability to generate cash from operating activities and the flexibility of its Shareholders, as described above. The financial statements are prepared assuming the Company will continue as a going concern and do not include any adjustments related to any uncertainty regarding recoverability and classification of recorded asset amounts and classification of liabilities.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

3	Summary of significant accounting policies

Foreign currency translation

The Company’s financial statements are presented in euros, which is also the Company’s functional currency.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into euro at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial or operating result depending on its nature.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes borrowing costs directly attributable to construction projects if the asset necessarily takes a substantial period of time to get ready for its intended use, it is probable that they will result in future economic benefits to the Company and the cost can be measured reliably. When significant parts of property, plant and equipment are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Furniture, Plant & Equipment	5 years

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Leases

The Company has no finance leases as at December 31, 2016.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Company (an “operating lease”), the total rentals payable under the lease are charged to the income statement on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

Research and development

Research and development includes the costs incurred by activities related to the development of software and foot sole products.

Development activities involve the application of research findings or other knowledge to a plan or a design of new or substantially improved (software) products before the start of the commercial use.

Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	its intention to complete and its ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset;

•	the ability to measure reliably the expenditure during development.

The Company has determined that the conditions for recognizing internally generated intangible assets from proprietary software and foot sole product development activities are not met until shortly before the products are available for sale. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the income statement with services and other goods as incurred.

Impairment of non-financial assets (excluding inventories and deferred tax assets)

Non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest Company of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (“CGUs”).

The Company bases its impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the fifth year.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognized in other comprehensive income.

Inventories

Inventories are valued at the lower of cost and net realizable value and mainly relate to raw materials and goods for resale. Costs incurred in bringing each of these products to its present location and condition are accounted for at purchase cost and on a first in, first out basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

A write-off of inventories is estimated based on an ageing analysis.

Financial assets

Financial assets include loans and receivables measured at amortized cost. The Company currently does not have available for sale financial investments, held-to-maturity financial investments and financial assets held for trading.

Financial assets measured at amortized cost

The Company has loans and receivables that are measured at amortized cost.

The Company’s loans and receivables comprise trade receivables, other current assets and cash and cash equivalents in the statement of financial position.

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less.

Financial assets that are classified as loans and receivables are initially measured at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method (“EIR”). Amortized cost is calculated by taking into account any discount or

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under financial income in the income statement. The losses arising from impairment are recognized in the income statement under other operating expenses or financial expenses.

Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is recognized in the income statement.

Financial liabilities

The Company has financial liabilities measured at amortized cost which include trade payables. The Company currently does not have financial liabilities held for trading.

Financial liabilities at amortized cost

Those financial liabilities are recognized initially at fair value plus directly attributable transaction costs and are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Offsetting

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s ordinary shares are classified as equity instruments.

Pension benefits

The Company only accounts for the social charges related to the legal pension scheme applicable in Belgium. These charges are recognized as expenses in the period in which employees perform the corresponding services. The Company has no additional ‘extra-legal’ pension plan.

Revenue recognition

The Company’s revenue, which is presented net of sales taxes, is primarily generated by the sale of customer starting pack (installation, training and 5 3D Printed insoles), 3D Printed insoles and footscan plate. The footscan plate is sold together with a perpetual license for using the footscan software embedded. In addition, customers get access to the Phits Design module integrated in the footscan software.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company recognizes revenue for goods including software when all the significant risks and rewards have been transferred to the customer, no continuing managerial involvement usually associated with ownership of the goods is retained, no effective control over the goods sold is retained, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transactions will flow to the entity and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Starting packs

The starting pack is a fixed fee pack including installation, training and possibility to 3D Print 5 insoles. The fixed fee is recognized straightline over a period of 2 months, which is typically the expiration date.

3D printed insoles

The Company recognizes revenue on the sale of 3D Printed insoles to the customers upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)).

Footscan plate and perpetual license footscan software

The Company recognizes revenue on the sale of Footscan Plates to the customers upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)). Installation of the footscan plate is plug-and-play.

The footscan plate and the footscan software are purchased from RSScan International NV, one of the Shareholders. They can be distributed as a bundle or separately by the Company. Maintenance and support related to the footscan software and footscan plate are provided directly by RSScan International NV to the Company’s customers. The footscan software integrates the Phits Design module software developed by the Company.

Multiple element arrangements

The Company has entered into a number of multiple element arrangements whereby it sells the starting packs and/or the footscan plates and/or the footscan software as a bundle. In multiple element arrangements, whether sold to end-customers or to collaboration partners, the Company uses either the stand-alone selling prices or management’s best estimate of selling prices to determine the fair value of each separate element within the arrangement. In general, elements in such arrangements are also sold on a stand-alone basis and stand-alone selling prices are available. Where a selling price does not exist on a stand-alone basis or an estimate cannot be made for such element, as it may not be sold separately, then the remaining fees within the contract are recognized over the contractual period on a straight-line basis.

Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met for each of the elements.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included under financial income in the income statement.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate.

Such grants have been received in the forms of grants linked to certain of its research and development programs.

Where retention of a government grant related to assets or to income, is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them, as otherwise we would not be recognizing income for such.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Other financial income and expenses

Other financial income and expenses include mainly foreign currency gains or losses on all foreign currency transactions.

Taxes

Current income tax

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items that are recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenue, expenses and assets are recognized net of the amount of VAT, except:

•	Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

New and revised standards not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the closing date of the Company financial statements are disclosed below.

A number of new standards, amendments to standards, and interpretations are not effective for 2016, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

IFRS 9 requires us to record expected credit losses on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We expect to apply the simplified approach and record lifetime expected losses on all trade receivables.

We plan to adopt the new standard on the required effective date. We expect no significant impact on our balance sheet and equity.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard provides a single, principles based five step model to be applied to all contracts with customers as follows:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. We plan to adopt the new standard on the required effective date. We have performed a first assessment of IFRS 15 and expect that, based on the current sales contracts, the implementation of IFRS 15 may not have a significant impact. The transition method will be chosen at time of implementation. Furthermore, we are considering the clarifications issued by the IASB in April 2016 and will monitor any further developments.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, subject to endorsement by the European Union. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. We are however not intending to early adopt this standard.

During 2017 we plan to assess the potential effect of IFRS 16 on our financial statements. We refer to Note 12 for the volume of operating leases.

The other standards, interpretations and amendments issued by the IASB and relevant for the Company, but not yet effective, are not expected to have a material impact on the Company future financial statements:

•	Annual Improvements to IFRS Standards 2014–2016 Cycle (December 2016);

•	IFRS 7: Financial Instruments: Disclosures (Amendments December 2011) — Deferral of mandatory effective date of IFRS 9 and amendments to transition disclosures

•	IFRS 9: Financial Instruments — Classification and Measurement (Original issue July 2014, and subsequent amendments)

•	IAS 7: Cash flow statement — Amendments as result of the Disclosure initiative (January 2016)

•	IAS 12: Income taxes — Amendments regarding the recognition of deferred tax assets for unrealized losses (January 2016)

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.

On an ongoing basis, the Company evaluates its estimates, assumptions and judgments, including those related to going concern, revenue recognition, development expenses, income taxes and impairment of intangible assets and property, plant & equipment.

The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Revenue recognition

For revenue recognition, the significant estimates and judgments relate to allocation of value to our separate elements in our multiple-element arrangements.

With respect to the allocation of value to the separate elements, the Company is using the stand-alone selling prices or management’s best estimates of selling prices to estimate the fair value and separate the elements and to account for them separately. Elements in such an arrangement are also sold on a stand-alone basis and stand-alone selling prices are available. Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met.

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition.

Development expenses

The Company incurs development expenses through the outsourced development services performed by its Shareholders. Those internally generated intangible assets may only be recognized as intangible asset from the development phase if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

Determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether the completion of the asset is technical feasible considering a company-specific approach, the probability of future economic benefits from the sale or use.

Management has determined that the conditions for recognizing internally generated intangible assets from development activities are not met until shortly before the products are available for sale. As such, development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the income statement as incurred. This assessment is monitored by the Company on a regular basis.

Income taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As at December 31, 2016, the Company had about K€2,431 (2015: K€1,189; January 1, 2015: K€159) of tax losses carried forward. These losses do not expire. With respect to the unused tax losses no deferred tax assets have been recognized at December 31, 2016 and 2015 and at January 1, 2015, given that there is an uncertainly to which extent these tax losses will be used in future years.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

If the Company was able to recognize all unrecognized deferred tax assets, net result would have increased by K€821 in 2016 (2015: K€404). Further details on taxes are disclosed in Note 11.5.

Impairment of intangible assets and property, plant & equipment

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. No impairment charges have been recorded during 2016 (2015: K€0).

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

4	Property, plant & equipment

The changes in the carrying value of the property, plant and equipment can be presented as follows for December 31, 2016, 2015 and January 1, 2015:

in 000 euro	Plant & equipment	Furnitures	Total
Acquisition value
At January 1, 2015	16	6	22
Additions	133	5	138
Other	—	—	—
At December 31, 2015	149	11	160
Additions	13	3	16
Other	—	—	—
At December 31, 2016	162	14	176
Amortization
At January 1, 2015	1	—	1
Depreciation charge for the year	6	2	8
At December 31, 2015	7	2	9
Depreciation charge for the year	31	3	34
At December 31, 2016	38	5	43
Net book value
At December 31, 2016	124	9	133
At December 31, 2015	142	9	151
At January 1, 2015	15	6	21

The investments in property, plant & equipment in 2016 amounted to K€16 (2015: K€137) and mainly related to production equipment, K€13 in 2016 (2015: K€132).

No disposals were recorded in 2015 and 2016.

No impairment of property, plant and equipment was recorded in the years ending December 31, 2016 and 2015, nor at January 1, 2015.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

5	Other assets

Other non-current assets

Other non-current assets include the following:

	December 31		January 1
in 000€	2016	2015	2015
Tax credits	53	27	—
Total non-current assets	53	27	—

The non-current tax credits relate to tax credits that will be realized over more than one year.

Other current assets

Other current assets include the following:

	December 31		January 1
in 000€	2016	2015	2015
VAT receivables	81	67	124
Accrued income from grants	68	—	—
Deferred charges	—	3	—
Other non-trade receivables	6	3	—
Unpaid capital	1,000	1,500	3,000
Total other current assets	1,155	1,573	3,124

The current unpaid capital relates to the unpaid capital which is legally payable by the shareholders upon demand of the Company . We refer to Note 9.

6	Inventories

Inventories include the following:

	December 31		January 1
in 000€	2016	2015	2015
Raw materials	65	5	12
Goods for resale	11	—	—
Total inventories (at cost or net realizable value)	76	5	12

The amount of the inventory written-off as an expense is K€0 in 2016 (2015: K€0).

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

7	Trade receivables and payables and accruals

Trade receivables

The trade receivables include the following:

	December 31		January 1
in 000€	2016	2015	2015
Trade receivables	326	33	5
Amortization of receivables	—	—	—
Total	326	33	5

Trade receivables are non-interest bearing and are generally on payment terms of 30 days.

No trade receivables were impaired in the course of 2015 or 2016 or at January 1, 2015.

Trade payables and accruals

The trade payables and accruals include the following:

	December 31		January 1
in 000€	2016	2015	2015
Trade payables	889	307	264
Invoices to be received	118	49	15
Total	1,007	356	279

Trade payables are non-interest bearing and are generally on payment terms of 30 days.

8	Cash and cash equivalents

Cash and cash equivalents include the following:

	December 31		January 1
in 000€	2016	2015	2015
Cash at bank	86	517	222
Cash equivalents	—	—	—
Total	86	517	222

Cash at banks earns interest at floating rates based on daily bank deposit rates.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

9	Equity

Share capital

The share capital of the company consists of 4,000 ordinary nominative shares at December 31, 2016 and 2015 and at January 1, 2015 with no nominal but par value of €1,000 for a total amount of K€4.000, of which a total amount of K€3,000 was fully paid at December 31, 2016 (2015: K€2,500; January 1, 2015: K€1,000).

	Total	Total
	number of	shareholder’s
	ordinary	capital	Shareholders’	Shareholders’
in 000€, except per share data	shares	subscribed	capital paid	capital unpaid
Outstanding on January 1, 2015	4,000	4,000	1,000	3,000
Payment subscribed capital	—	—	1,500	(1,500)
Outstanding on December 31, 2015	4,000	4,000	2,500	1,500
Payment subscribed capital	—	—	500	(500)
Outstanding on December 31, 2016	4,000	4,000	3,000	1,000

Unpaid capital

The unpaid capital is presented under the other current assets. We refer to Note 5.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

10	Fair value

Financial assets

The carrying value and fair value of the financial assets for December 31, 2016 and 2015, and January 1, 2015 can be presented as follows:

	Carrying value			Fair value
in 000€	December 31		January 1	December 31		January 1
	2016	2015	2015	2016	2015	2015
Financial assets
Loans and receivables measured at amortized cost
Trade receivables (current)	326	33	5	326	33	5
Other current assets	1,000	1,500	3,000	1,000	1,500	3,000
Cash & cash equivalents	86	517	222	86	517	222
Total loans and other receivables	1,412	2,050	3,227	1,412	2,050	3,227

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The other current assets presented in the above table relate to the unpaid capital, representing cash funds due. As such their fair value is not different from their carrying value on December 31, 2016 and 2015 and January 1, 2015.

Financial liabilities:

The carrying value and fair value of the financial liabilities for December 31, 2016 and 2015, and January 1, 2015 can be presented as follows:

	Carrying value			Fair value
in 000€	December 31		January 1	December 31		January 1
	2016	2015	2015	2016	2015	2015
Financial liabilities measured at amortized cost
Trade payables and accruals	1,007	356	279	1,007	356	279
Total financial liabilities measured at amortized cost	1,007	356	279	1,007	356	279

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company has no financial instruments carried at fair value in the statement of financial position on December 31, 2016 and 2015, and January 1, 2015.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

11	Income and expenses

11.1 Revenue

Revenue by geographical area is presented as follows:

	December 31
in 000€	2016	2015
United States of America (USA)	303	24
Americas other than USA	—	—
Europe (without Belgium)	43	44
Belgium	277	110
Asia	61	35
Total	684	213

In 2016 the Company had two customers with individual revenue larger than 10% of the total revenue, namely Runners Service NV, a subsidiary of RSScan International NV (K€87), and Orthocare Solutions Inc (K€91). In 2015 the Company had one customer with individual revenue larger than 10% of the total revenue: Runners Service NV for K€46.

The revenue by category is presented as follows:

	December 31
in 000€	2016	2015
Revenue from soles	413	110
Revenue from footscanners and footscan software	250	87
Other revenue	21	16
Total	684	213

11.2 Services and other goods

Services and other goods expenses include the following selected information:

	December 31
in 000€	2016	2015
Research & development expenses	571	590
Leases, rent and building expenses	110	94
Office expenses	17	19
Service fees and commissions	512	372
Travel and transport expenses	62	34
Marketing expenses	50	40
Other	19	22
Total	1,341	1,171

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

11.3 Other income

The other operating income can be detailed as follows:

	December 31
in 000€	2016	2015
Government grants	301	210
Tax credits	26	27
Other	7	5
Total	334	242

The Company has received government grants linked to certain of its research and development programs. These programs allow that the government contributes a certain percentage of the costs incurred. Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them.

11.4 Employee benefits

The following table shows the breakdown of payroll expenses for 2016 and 2015:

	December 31
in 000€	2016	2015
Short-term employee benefits	293	204
Social security expenses	51	30
Other employee expenses	19	11
Total	363	245
Total registered employees at the end of the period	5	5

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

11.5 Income taxes

Current income tax

The Company has no income tax expenses in the income statement of 2016 and 2015.

Deferred tax

The Company did not account for any deferred tax asset or liability as at December 31, 2016, December 31, 2015 or January 1, 2015.

The Company has unused tax losses available for an amount of about K€2,431 per end of 2016 (2015: K€1,189; January 1, 2015: K€159). These tax losses have no expiration date. The Company has deductible temporary differences for the amount of K€1,371 per end of 2016 (2015: K€1,121; January 1, 2015: K€742).

With respect to the net operating losses and temporary differences, no deferred tax assets have been recognized given the history of tax losses.

Relationship between Tax Expense and Accounting Profit (Loss)

	December 31
in 000€	2016	2015
Profit (loss) before taxes	(1,208)	(1,180)
Income tax at statutory rate of 33,99%	410	401
Non-deductible expenses	(4)	(3)
Non recognition of deferred tax asset	(494)	(479)
Non-taxable income	88	81
Income tax expense as reported in the income statement	—	—

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

12	Commitments

Operating lease commitments

The Company has operating lease commitments mainly related to cars and the building as follows:

	December 31
in 000€	2016	2015
Within one year	108	93
Between two and three years	37	96
Between four and five years	8	—
More than 5 years	—	—
Total	153	189

The total operating lease payments recognized in the income statement are K€110 in 2016, including non-deductible VAT (2015: K€94).

Per January 1, 2017 the Company has refinanced its operating car lease commitments into financial lease commitments. The operating car lease commitments still existing per December 31, 2016 are included in the above table for a total amount of K€70 (2015: K€23).

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

13	Risks

The Company is mainly exposed to liquidity risk and credit risk.

Foreign exchange risk

The Company has primarily exposure to the USD as foreign currency because of its revenue realized in USD and purchases of services in USD mainly from Materialise USA, LLC. During 2016 and 2015 the changes in the USD did not have a significant impact on the operating result of the Company.

If the USD (rate for 1 EUR) would have appreciated by 10%, the net result would have been K€6 higher. If the USD (rate for 1 EUR) would have depreciated by 10%, the net result would have been K€5 lower.

Liquidity risk

The liquidity risk is that the Company may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management. The Company has entered into some operational lease agreements with financial institutions to finance its company cars. The Company has no credit arrangements or undrawn lines of credit. The short term cash needs are also managed through the trade payables with the Shareholders and through the payments of uncalled capital.

All contracted obligations and related carrying amounts are short term liabilities.

Credit risk

Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for the Company. The Company is exposed to credit risk from its operating activities and from its financing activities, which are mainly current accounts with financial institutions. The Company limits this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables.

The following is an aging schedule of trade receivables:

in 000€	Total	Non-due	< 30 days	31-60 days	61-90 days	91-180 days	> 181 days
December 31, 2016	326	134	39	28	58	48	19
December 31, 2015	33	18	2	5	8	—	—
January 1, 2015	5	4	1	—	—	—	—

Capital management

The primary objective of the Shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Company shareholder’s equity.

The Company consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Company made no changes to its capital management objectives, policies or processes during the years ended December 31, 2016 and 2015.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

14	Related party transactions

The compensation of key management personnel of the Company is as follows:

	December 31
in 000€	2016	2015
Short-term employee benefits	100	92
Post-employment benefits	—	—
Termination benefits	—	—
Total	100	92

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

	Sale of	Purchases	Interest
in 000€	goods to	from	expense	Receivables	Liabilities
Key management and Directors
December 31, 2016	—	—	—	—	—
December 31, 2015	—	3	—	—	3
January 1, 2015 (receivables/liabilities only)				—	—
Shareholders
December 31, 2016	103	1,433	—	46	799
December 31, 2015	57	1,098	—	4	220
January 1, 2015 (receivables/liabilities only)				5	264

Related party – RScan International NV

As one of the Shareholders, RSScan International NV provides services, footscanners and footscan software to the Company. RSScan International NV and some of its subsidiaries are also customers of the Company. Both the transactions with RSScan International NV and the transactions with the subsidiaries of RSScan International NV are included in the above table.

Related party – Materialise NV

As one of the Shareholders, Materialise NV provides research & development and other services to the Company. Services are also provided to the Company by Materialise USA, LLC, a subsidiary of Materialise NV. Both the transactions with Materialise NV and the transactions with Materialise USA, LLC are included in the above table.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

15	Events subsequent to the statement of financial position date

There are no significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the financial statements.

Per January 1, 2017 the Company has refinanced its operating car lease commitments into financial lease commitments. We refer to Note 12.

In the course of 2017 part of the remaining unpaid capital was contributed by Shareholders for a total amount of K€800.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

16	First time adoption

The accounting policies set out in Note 3 have been applied in preparing the Company’s financial statements for the year ended December 31, 2016, the comparative information presented in these financial statements for the year ended December 31, 2015 and in the preparation of an opening IFRS balance sheet at January 1, 2015 (the Company’s date of transition), as required by IFRS 1.

The Company previously prepared financial statements in accordance with Belgian GAAP.

Set out below are the applicable mandatory exceptions and exemption elections in IFRS 1 applied in preparing the Company’s first financial statements under IFRS:

IFRS mandatory exceptions

The applicable mandatory exceptions in IFRS 1 applied in preparing the Company’s first financial statements under IFRS are as follows:

Estimates

An entity’s estimates in accordance with IFRS at the date of transition shall be consistent with estimates made for the same date in accordance with its previous assertions made for its internal financial information purposes, unless there is objective evidence that those estimates were in error.

The Company has considered such information about historic estimates and has treated the receipt of any such information in the same way as non-adjusting events after the reporting period in accordance with IAS 10 “Events after the Reporting Period”, thus ensuring IFRS estimates as at January 1, 2015 are consistent with the estimates as at the same date made previously.

The other compulsory exceptions of IFRS 1 have not been applied as these are not relevant to the Company or have not been early adopted:

•	Hedge accounting;

•	De-recognition of financial assets and financial liabilities;

•	Non-controlling interests;

•	Embedded derivatives;

•	Classification and measurement of financial assets; and

•	Government loans.

IFRS exemption elections

The Company has not elected to apply any optional exemptions when preparing the IFRS financial statements for the first time.

Reclassifications

One reclassification between Belgian GAAP and IFRS has been made in order to reconcile the presentation format for Belgian GAAP purposes to IFRS. The column “reclasses” in the following tables includes this reclassification.

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Reconciliation of statement of financial position from Belgian GAAP to IFRS

Statement of financial position as at December 31, 2015:

in 000 €	December 31, 2015
	Previous GAAP	Reclasses	Effect of transition to IFRS	IFRS	Note
Assets
Non-current assets
Intangible assets	1,121	—	(1,121)	—	A
Property, plant & equipment	151	—	—	151
Other non-current assets	—	27	—	27	B
Total non-current assets	1,272	27	(1,121)	178
Current assets
Inventories	5	—	—	5
Trade receivables	33	—	—	33
Other current assets	100	(27)	1,500	1,573	B/C
Cash and cash equivalents	517	—	—	517
Total current assets	655	(27)	1,500	2,128
Total assets	1,927	—	379	2,306
Equity and liabilities
Equity
Share capital	2,500	—	1,500	4,000	C
Accumulated deficit	(960)	—	(1,121)	(2,081)
Total equity	1,540	—	379	1,919
Current liabilities
Trade payables	356	—	—	356
Employee benefit liabilities	31	—	—	31
Total current liabilities	387	—	—	387
Total equity and liabilities	1,927	—	379	2,306

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Statement of financial position as at January 1, 2015 (date of transition):

in 000 €	January 1, 2015
	Previous GAAP	Reclasses	Effect of transition to IFRS	IFRS	Note
Assets
Non-current assets
Intangible assets	742	—	(742)	—	A
Property, plant & equipment	21	—	—	21
Other non-current assets	—	—	—	—
Total non-current assets	763	—	(742)	21
Current assets
Inventories	12	—	—	12
Trade receivables	5	—	—	5
Other current assets	124		3,000	3,124	C
Cash and cash equivalents	222	—	—	222
Total current assets	363	—	3,000	3,363
Total assets	1,126	—	2,258	3,384
Equity and liabilities
Equity
Share capital	1,000	—	3,000	4,000	C
Accumulated deficit	(159)	—	(742)	(901)
Total equity	841	—	2,258	3,099
Current liabilities
Trade payables	279	—	—	279
Employee benefit liabilities	6	—	—	6
Total current liabilities	285	—	—	285
Total equity and liabilities	1,126	—	2,258	3,384

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Reconciliation of total comprehensive income between Belgian GAAP and IFRS

Belgian GAAP has not defined the term “comprehensive income (loss)” and as such the reconciliation below starts with the loss for the year under Belgian GAAP.

in 000 €	December 31, 2015
	Previous GAAP	Reclasses	Effect of transition to IFRS	IFRS	Note
Revenue	213	—	—	213
Raw materials and consumables	(211)	—	—	(211)
Services and other goods	(581)	—	(590)	(1,171)	A
Employee benefits	(245)	—	—	(245)
Depreciation and amortization	(219)	—	211	(8)	A
Other operating expenses	—	—	—	—
Other income	242	—	—	242
Operating loss	(801)	—	(379)	(1,180)
Financial expenses	—	—	—	—
Financial income	—	—	—	—
Loss before taxes	(801)	—	(379)	(1,180)
Income taxes	—	—	—	—
Net loss of the year and comprehensive loss	(801)	—	(379)	(1,180)

Other information on the reconciliation from Belgian GAAP to IFRS

The financial statements as prepared under Belgian GAAP did not include cash flow statements and as such no reconciliation is provided in relation to the cash flows.

The first-time adoption of IFRS had the following effects on the financial statements and equity of the Company at the respective reporting periods:

A.	Development expenses: Under Belgian GAAP, a company can capitalize both research & development costs provided that the carrying value does not exceed a prudent estimate of the value in use or the fair value. In accordance with IAS 38, that is much more stringent and does not allow capitalization of research expenses, the Company has reviewed it’s research & development expenses and determined that it does not meet recognition criteria until shortly before the products are available for sale. As such, the previously capitalized development expenses under Belgian GAAP have been reversed for an amount of K€590 in 2015 (January 1, 2015: K€742). Depreciation expenses related to these capitalized research & development costs were reversed in 2015 for an amount of K€211.

B.	The Company accounts for tax credits related to its research and development expenses. Under Belgian GAAP these tax credits have been accounted for as other current asset in the financial statements for the year ending December 31, 2015 (K€27). Given a more recent analysis and the losses realized in 2015 and 2016, the Company estimates that repayment or settlement of the tax credits will not occur within one year after year-end. Therefore the tax credits have been accounted for under the other non-current assets in the IFRS financial statements for the years ending December 31, 2016 and 2015.

C.	Unpaid capital: Under Belgian GAAP the unpaid capital is included as a debit amount under the share capital together with the total amount of the subscribed capital. In the IFRS financial statements the total amount of the subscribed capital is presented on the line share capital under equity, and the amount of the unpaid capital, being treated as a financial asset, is presented under the other current assets. The total amount of the subscribed capital of the Company amounts to K€4,000 and has remained unchanged since the incorporation. The total amount of the unpaid capital amounted to K€3,000 as at January 1, 2015 and K€1,500 as at December 31, 2015. We refer to Notes 5 and 9 for more information.